Via Facsimile and U.S. Mail
Mail Stop 6010


June 17, 2005


Mr. John E. Yetter
Vice President and
Chief Financial Officer
Derma Sciencs, Inc.
214 Carnegie Center, Suite 100
Princeton, NJ 08540

Re:	Derma Sciences, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Filed March 31, 2005
	File No. 001-13070

Dear Mr. Yetter:

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief